Credit Suisse Funds

Eleven Madison Avenue

New York, New York 10010

April 26, 2010

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Re:          Credit Suisse Global High Yield Fund, Inc. (Post-Effective Amendment No. 13, Securities Act File No. 333-60695, Investment Company Act File No. 811-08927)
Credit Suisse Large Cap Blend Fund, Inc. (Post-Effective Amendment No. 14, Securities Act File No. 333-60675, Investment Company Act File No. 811-08921)

Ladies and Gentlemen:

This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced filings.

Each of the registrants referenced above (each, a “Fund”) acknowledges that the disclosure in the above-referenced filing is the responsibility of the Fund.  The Fund acknowledges that comments of the staff of the Commission on the above-referenced filing or changes to disclosure in the above-referenced filing in response to such staff comments do not foreclose the Commission from taking any action with respect to the filing and the Fund will not assert such staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  The Fund further acknowledges that the Fund is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing.

Very truly yours,

CREDIT SUISSE GLOBAL HIGH YIELD FUND, INC.
CREDIT SUISSE LARGE CAP BLEND FUND, INC.

By:	/s/ J. Kevin Gao
Name:	J. Kevin Gao
Title:	Vice President